EXHIBIT 99.3

LYONDELL CHEMICAL COMPANY

CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF INCOME

	For the three months ended September 30,		For the nine months ended September 30,
Millions of dollars, except per share data	2002	2001	2002	2001
Sales and other operating revenues	$855	$742	$2,372	$2,484

Operating costs and expenses:
Cost of sales	749	640	2,062	2,171
Selling, general and administrative expenses	40	34	126	117
Research and development expense	7	8	22	24
Amortization of goodwill	—	8	—	23
Restructuring charges	—	78	—	78

	796	768	2,210	2,413

Operating income (loss)	59	(26)	162	71
Interest expense	(98)	(95)	(285)	(292)
Interest income	3	4	8	15
Other expense, net	(5)	(4)	(8)	(2)

Loss before equity investments, income taxes and extraordinary item	(41)	(121)	(123)	(208)

Income (loss) from equity investments:
Equistar Chemicals, LP	11	(24)	(39)	(48)
LYONDELL-CITGO Refining LP	32	48	98	116
Other	1	(7)	(4)	(7)

	44	17	55	61

Income (loss) before income taxes and extraordinary item	3	(104)	(68)	(147)
Benefit from income taxes	(2)	(37)	(20)	(50)

Income (loss) before extraordinary item	5	(67)	(48)	(97)
Extraordinary loss on extinguishment of debt, net of income taxes	(7)	-—	(7)	-—

Net loss	$(2)	$(67)	$(55)	$(97)

Basic and diluted loss per share:
Income (loss) before extraordinary item	$.04	$(.57)	$(.38)	$(.82)
Extraordinary loss	(.06)	-—	(.06)	-—

Net loss	$(.02)	$(.57)	$(.44)	$(.82)

See Notes to the Consolidated Financial Statements.

LYONDELL CHEMICAL COMPANY

CONSOLIDATED BALANCE SHEETS

Millions of dollars, except par value data	September 30, 2002	December 31, 2001
ASSETS
Current assets:
Cash and cash equivalents	$463	$146
Accounts receivable, net	367	352
Inventories	344	316
Prepaid expenses and other current assets	53	116
Deferred tax assets	35	277

Total current assets	1,262	1,207

Property, plant and equipment, net	2,347	2,293
Investments and long-term receivables:
Investment in Equistar Chemicals, LP	1,275	522
Investment in PO joint ventures	746	717
Receivable from LYONDELL-CITGO Refining LP	229	229
Investment in LYONDELL-CITGO Refining LP	54	29
Other investments and long-term receivables	95	122
Goodwill, net	1,119	1,102
Other assets, net	430	482

Total assets	$7,557	$6,703

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$332	$319
Current maturities of long-term debt	4	7
Other accrued liabilities	358	233

Total current liabilities	694	559

Long-term debt	3,908	3,846
Other liabilities	583	583
Deferred income taxes	914	790
Commitments and contingencies
Minority interest	162	176
Stockholders’ equity:
Common stock, $1.00 par value, 340,000,000 shares authorized, 128,530,000 and 120,250,000 shares issued, respectively	128	120
Series B common stock, $1.00 par value, 80,000,000 shares authorized, 34,000,000 shares issued	34	-—
Additional paid-in capital	1,372	854
Retained earnings	111	247
Accumulated other comprehensive loss	(274)	(397)
Treasury stock, at cost, 2,685,080 and 2,687,080 shares, respectively	(75)	(75)

Total stockholders’ equity	1,296	749

Total liabilities and stockholders’ equity	$7,557	$6,703

See Notes to the Consolidated Financial Statements.

LYONDELL CHEMICAL COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the nine months ended September 30,
Millions of dollars	2002	2001
Cash flows from operating activities:
Net loss	$(55)	$(97)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	189	199
Losses from equity investments	43	55
Restructuring charges	—	78
Deferred income taxes	1	(15)
Extraordinary item	7	—
Changes in assets and liabilities that provided (used) cash:
Accounts receivable	36	127
Inventories	(22)	22
Accounts payable	(10)	(101)
Prepaid expenses and other current assets	64	(45)
Other assets and liabilities, net	91	(37)

Net cash provided by operating activities	344	186

Cash flows from investing activities:
Purchase of equity investment in Equistar	(440)	—
Contributions and advances to affiliates	(85)	(108)
Expenditures for property, plant and equipment	(20)	(52)
Distributions from affiliates in excess of earnings	16	30
Other	(3)	—

Net cash used in investing activities	(532)	(130)

Cash flows from financing activities:
Issuance of Series B common stock, warrants and right	440	-—
Issuance of common stock	110	-—
Issuance of long-term debt	276	-—
Repayment of long-term debt	(217)	(8)
Dividends paid	(81)	(79)
Other	(25)	(7)

Net cash provided by (used) in financing activities	503	(94)

Effect of exchange rate changes on cash	2	-—

Increase (decrease) in cash and cash equivalents	317	(38)
Cash and cash equivalents at beginning of period	146	260

Cash and cash equivalents at end of period	$463	$222

See Notes to the Consolidated Financial Statements.

LYONDELL CHEMICAL COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.    Basis of Preparation

The accompanying consolidated financial statements are unaudited and have been prepared from the books and records of Lyondell Chemical Company (“Lyondell”) in accordance with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X for interim financial information. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation have been included. For further information, refer to the consolidated financial statements and notes thereto for the year ended December 31, 2001 included in the Lyondell 2001 Annual Report on Form 10-K. Certain amounts from prior periods have been reclassified to conform to the current period presentation.

2.    Accounting Changes

Effective January 1, 2002, Lyondell implemented Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations, SFAS No. 142, Goodwill and Other Intangible Assets, and SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Implementation of SFAS No. 141 and SFAS No. 144 did not have a material effect on the consolidated financial statements of Lyondell.

Upon implementation of SFAS No. 142, Lyondell reviewed its goodwill for impairment and concluded that goodwill is not impaired. However, Equistar Chemicals, LP (“Equistar”) (see Note 5) reviewed its goodwill for impairment and concluded that the entire balance was impaired, resulting in a $1.1 billion charge to Equistar’s earnings as of January 1, 2002. The conclusion was based on a comparison to Equistar’s indicated fair value, using multiples of EBITDA (earnings before interest, taxes, depreciation and amortization) for comparable companies as an indicator of fair value. Lyondell’s 41% share of the Equistar charge was offset by a corresponding reduction in the excess of Lyondell’s 41% share of Equistar’s partners’ capital over the carrying value of Lyondell’s investment in Equistar. Consequently, there was no net effect of the impairment on Lyondell’s earnings or investment in Equistar.

As a result of implementing SFAS No. 142, Lyondell’s pretax earnings in 2002 and subsequent years will be favorably affected by $30 million annually because of the elimination of Lyondell’s goodwill amortization. The following table presents Lyondell’s reported net income (loss) for all periods presented as adjusted to eliminate goodwill amortization expense.

	For the three months ended September 30,		For the nine months ended September 30,
Millions of dollars	2002	2001	2002	2001
Reported income (loss) before extraordinary item	$5	$(67)	$(48)	$(97)
Add back: goodwill amortization, net of tax	—	6	—	17

Adjusted income (loss) before extraordinary item	$5	$(61)	$(48)	$(80)

Basic and diluted earnings per share:
Reported income (loss) before extraordinary item	$.04	$(.57)	$(.38)	$(.82)
Add back: goodwill amortization, net of tax	—	.05	—	14

Adjusted income (loss) before extraordinary item	$.04	$(.52)	$(.38)	$(.68)

	For the three months ended September 30,		For the nine months ended September 30,
Millions of dollars	2002	2001	2002	2001
Reported net loss	$(2)	$(67)	$(55)	$(97)
Add back: goodwill amortization, net of tax	—	6	—	17

Adjusted net loss	$(2)	$(61)	$(55)	$(80)

Basic and diluted earnings per share:
Reported net loss	$(.02)	$(.57)	$(.44)	$(.82)
Add back: goodwill amortization, net of tax	—	.05	—	.14

Adjusted net loss	$(.02)	$(.52)	$(.44)	$(.68)

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, Accounting for Asset Retirement Obligations, which addresses obligations associated with the retirement of tangible long-lived assets. Adoption of SFAS No. 143 in 2003 is not expected to have a material effect on the consolidated financial statements of Lyondell, Equistar or LYONDELL-CITGO Refining LP (“LCR”).

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. The primary impact of the statement on Lyondell will be the classification of losses that result from the early extinguishment of debt as a charge to income before extraordinary items. Reclassification of prior period losses that were originally reported as extraordinary items also will be required. Application of the statement will be required in 2003. See Note 4.

In July 2002, the FASB issued SFAS No. 146, Accounting for Exit or Disposal Activities. SFAS No. 146 addresses the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities and facility closings. SFAS No. 146 will be effective for activities initiated after December 31, 2002. Lyondell does not expect adoption of SFAS No. 146 to have a material impact on the consolidated financial statements of Lyondell, Equistar or LCR.

3.    Restructuring Charges

During the third quarter 2001, Lyondell recorded a pretax charge of $78 million associated with its decision to exit the aliphatic diisocyanates (“ADI”) business. Subsequently, in the fourth quarter 2001, portions of the accruals totaling $15 million were reversed as a result of favorable negotiations of exit terms from certain contracts. The resulting $63 million charge included $45 million to adjust the carrying values of the ADI assets to their net realizable value, $15 million of accrued liabilities for exit costs and $3 million for severance and other employee-related costs for nearly 100 employee positions that were eliminated. Payments of $8 million for exit costs and $3 million for severance and other employee-related costs were made through September 30, 2002, resulting in a remaining accrued liability of $7 million.

4.    Extraordinary Item

During the third quarter 2002, Lyondell retired a portion of a term loan in the principal amount of $200 million and amended and restated its credit facility. See Note 9. As a result, Lyondell recognized a $4 million prepayment premium and the writeoff of unamortized debt issuance costs of $7 million, or a total of $11 million, less a tax benefit of $4 million, as an extraordinary loss on extinguishment of debt. See also Note 2.

5.    Investment in Equistar Chemicals, LP

Lyondell’s operations in the petrochemicals and polymers segments are conducted through its joint venture ownership interest in Equistar. Prior to August 22, 2002, Lyondell had a 41% interest in Equistar, while Millennium Chemicals Inc. (“Millennium”) and Occidental Petroleum Corporation (“Occidental”) each had a 29.5% interest. On August 22, 2002, Lyondell acquired Occidental’s 29.5% interest in Equistar. See also Note 12.

Following the acquisition, Lyondell has a 70.5% interest in Equistar. Because the partners jointly control certain key management decisions, including approval of the strategic plan, capital expenditures and annual budget, issuance of additional debt and the appointment of executive management of the partnership, Lyondell accounts for its investment in Equistar using the equity method of accounting. As a partnership, Equistar is not subject to federal income taxes. Summarized financial information for Equistar follows:

Millions of dollars	September 30, 2002	December 31, 2001
BALANCE SHEETS
Total current assets	$1,271	$1,226
Property, plant and equipment, net	3,569	3,705
Goodwill, net	—	1,053
Other assets	333	324

Total assets	$5,173	$6,308

Current maturities of long-term debt	$32	$104
Other current liabilities	627	557
Long-term debt	2,288	2,233
Other liabilities	174	177
Partners’ capital	2,052	3,237

Total liabilities and partners’ capital	$5,173	$6,308

	For the three months ended September 30,		For the nine months ended September 30,
	2002	2001	2002	2001
STATEMENTS OF INCOME
Sales and other operating revenues	$1,508	$1,351	$4,106	$4,724
Cost of sales	1,386	1,328	3,938	4,573
Selling, general and administrative expenses	41	40	122	131
Research and development expense	10	9	28	29
Amortization of goodwill	—	8	—	25
Facility closing costs	—	—	—	22

Operating income (loss)	71	(34)	18	(56)
Interest expense, net	(51)	(46)	(153)	(137)
Other income, net	2	1	3	7

Income (loss) before extraordinary item and cumulative effect of accounting change	22	(79)	(132)	(186)
Extraordinary loss on extinguishment of debt	—	(3)	—	(3)
Cumulative effect of accounting change	—	—	(1,053)	—

Net income (loss)	$22	$(82)	$(1,185)	$(189)

OTHER INFORMATION
Depreciation and amortization			$226	$239
Expenditures for property, plant and equipment			43	85

As discussed in Note 2, as part of the implementation of SFAS No. 142 as of January 1, 2002, the entire unamortized balance of Equistar’s goodwill was determined to be impaired. Accordingly, Equistar’s earnings in the first quarter 2002 were reduced by $1.1 billion. Lyondell’s 41% share of the charge for impairment of Equistar’s goodwill was offset by a corresponding reduction in the difference between Lyondell’s investment in Equistar and its underlying equity in Equistar’s net assets.

At September 30, 2002, Lyondell’s underlying equity in Equistar’s net assets exceeded its investment in Equistar by approximately $172 million. This difference is being amortized over 15 years. Lyondell’s income (loss) from its investment in Equistar consists of Lyondell’s share of Equistar’s income (loss) before the cumulative effect of the accounting change and the accretion of the difference between Lyondell’s investment and its underlying equity in Equistar’s net assets.

6.    Investment in LYONDELL-CITGO Refining LP

Lyondell’s refining segment operations are conducted through its joint venture ownership interest in LCR. Lyondell has a 58.75% interest in LCR, while CITGO Petroleum Corporation (“CITGO”) has a 41.25% interest. Because the partners jointly control certain key management decisions, including approval of the strategic plan, capital expenditures and annual budget, issuance of debt and the appointment of the executive management of the partnership, Lyondell accounts for its investment in LCR using the equity method of accounting. As a partnership, LCR is not subject to federal income taxes. Summarized financial information for LCR follows:

Millions of dollars	September 30, 2002	December 31, 2001
BALANCE SHEETS
Total current assets	$258	$230
Property, plant and equipment, net	1,321	1,343
Other assets	83	97

Total assets	$1,662	$1,670

Notes payable	$13	$50
Current maturities of long-term debt	450	—
Current loans payable to partners	264	—
Other current liabilities	370	335
Long-term debt	—	450
Loans payable to partners	—	264
Other liabilities	68	79
Partners’ capital	497	492

Total liabilities and partners’ capital	$1,662	$1,670

	For the three months ended September 30,		For the nine months ended September 30,
	2002	2001	2002	2001
STATEMENTS OF INCOME
Sales and other operating revenues	$891	$850	$2,436	$2,692
Cost of sales	820	744	2,220	2,419
Selling, general and administrative expenses	13	16	39	44

Operating income	58	90	177	229
Interest expense, net	(8)	(10)	(23)	(41)

Income before extraordinary item	50	80	154	188
Extraordinary loss on extinguishment of debt	—	(2)	—	(2)

Net income	$50	$78	$154	$186

OTHER INFORMATION
Depreciation and amortization			$87	$81
Expenditures for property, plant and equipment			53	59

LCR’s $450 million term loan and $70 million revolving credit facility mature in January 2003. Based on the current status of the refinancing process, management anticipates that this debt will be refinanced during the fourth quarter 2002. Management expects that the financing will be similar to the current structure, but will be secured by substantially all of LCR’s assets.

Loans payable to partners include $229 million payable to Lyondell and $35 million payable to CITGO. These loans mature July 1, 2003 and, accordingly have been classified as current. Management currently anticipates that the maturities of these loans will be extended by mutual agreement of the partners and consistent with the refinancing terms of LCR’s term loan and revolving credit facility.

Lyondell’s income from its investment in LCR consists of Lyondell’s share of LCR’s net income and the accretion of the difference between Lyondell’s investment and its underlying equity in LCR’s net assets.

7.    Inventories

Inventories consisted of the following components at:

Millions of dollars	September 30, 2002	December 31, 2001
Finished goods	$265	$262
Work-in-process	6	5
Raw materials	39	19
Materials and supplies	34	30

Total inventories	$344	$316

8.    Property, Plant and Equipment, Net

The components of property, plant and equipment, at cost, and the related accumulated depreciation were as follows at:

Millions of dollars	September 30, 2002	December 31, 2001
Land	$12	$10
Manufacturing facilities and equipment	2,793	2,529
Construction in progress	126	113

Total property, plant and equipment	2,931	2,652
Less accumulated depreciation	584	359

Property, plant and equipment, net	$2,347	$2,293

Depreciation and amortization are summarized as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2002	2001	2002	2001
Millions of dollars
Property, plant and equipment	$35	$30	$98	$90
Investment in PO joint venture	8	8	23	23
Goodwill	—	8	—	23
Debt issuance costs	4	4	12	11
Turnaround costs	3	4	11	12
Software costs	2	1	7	4
Other	14	12	38	36

Total depreciation and amortization	$66	$67	$189	$199

9.    Long-Term Debt

In early July 2002, Lyondell completed debt and equity offerings, as well as amendments to its credit facility, to the transaction documents related to the BDO-2 facility (see Note 10) and to the indentures related to its senior notes. Lyondell issued $278 million principal amount of 11.125% senior secured notes due 2012, using proceeds of $204 million to prepay $200 million of the principal amount outstanding under Term Loan E of the credit facility and to pay a $4 million prepayment premium. The remaining net proceeds, after discount and fees, of approximately $65 million will be used for working capital and general corporate purposes. As discussed in Note 12, Lyondell also issued equity securities for net proceeds of $110 million that also will be used for working capital and general corporate purposes.

The amended and restated credit facility extended the maturity of the revolving credit facility from July 2003 to June 2005, reduced the size of the revolving credit facility from $500 million to $350 million, made certain financial ratio requirements less restrictive, made the covenant limiting acquisitions more restrictive and added a covenant limiting certain non-regulatory capital expenditures. The BDO-2 transaction documents were also amended to incorporate the revised covenants from the credit facility. Also, after receiving consents from the holders of the senior secured and senior subordinated notes, Lyondell amended the indentures related to those notes. The principal indenture amendment revised a limitation that had restricted payment of Lyondell’s current $0.90 per share annual cash dividend to a specified number of shares. As a result of the amendment, the number of shares with respect to which an annual cash dividend of up to $0.90 per share may be paid is no longer restricted by the covenants. Lyondell paid fees totaling $17 million related to the amendments.

Long-term debt consisted of the following at:

Millions of dollars	September 30, 2002	December 31, 2001
Term Loan E due 2006	$418	$634
Senior Secured Notes, Series A due 2007, 9.625%	900	900
Senior Secured Notes, Series B due 2007, 9.875%	1,000	1,000
Senior Secured Notes due 2008, 9.5%	393	393
Senior Secured Notes due 2012, 11.125%	276	-—
Senior Subordinated Notes due 2009, 10.875%	500	500
Debentures due 2005, 9.375%	100	100
Debentures due 2010, 10.25%	100	100
Debentures due 2020, 9.8%	224	224
Other	1	2

Total long-term debt	3,912	3,853
Less current maturities	4	7

Long-term debt, net	$3,908	$3,846

10.    Lease Commitments

Lyondell’s operating lease commitments as of December 31, 2001 are described in Note 15 to the Consolidated Financial Statements included in the Lyondell 2001 Annual Report on Form 10-K. In addition, in July 2002, Lyondell began leasing a new butanediol (“BDO”) production facility in The Netherlands, known as BDO-2, under an operating lease with an initial term of 5 years. Construction of the facility, completed in June 2002, was financed by an unaffiliated entity that had been established for the purpose of serving as lessor with respect to this facility. Future minimum annual lease payments under the operating lease, amounting to $14 million per year using September 30, 2002 exchange rates and interest rates, are equivalent to interest on the lessor’s cost of construction, including interest incurred by the lessor during construction. The interest rate specified in the lease is based on EURIBOR plus 3.75%.

Lyondell may, at its option, renew the lease for four additional five-year terms or may purchase the facility at any time during the lease terms at the lessor’s cost of construction. If Lyondell does not exercise the purchase option before the end of the last renewal period, the facility will be sold. In the event the sales proceeds are less than the lessor’s cost of construction, Lyondell will pay the difference to the lessor, but not more than the guaranteed residual value. The guaranteed residual value is 160 million euros, or $157 million, using September 30, 2002 exchange rates. Under the transaction documents related to BDO-2, Lyondell is subject to certain financial and other covenants that are substantially the same as those contained in Lyondell’s credit facility. See Note 9.

11.    Commitments and Contingencies

Bayer Claim—On April 30, 2002, Lyondell and Bayer settled the claims of Bayer in relation to its March 2000 purchase of Lyondell’s polyols business. Lyondell had received notice of these claims in June 2001, which had alleged various breaches of representations and warranties related to the condition of the business and assets and which had sought damages in excess of $100 million. The settlement included new or amended commercial agreements between the parties, generally relating to the existing propylene oxide (“PO”) partnership between Bayer and Lyondell. As a whole, the new or amended agreements provide new business opportunities and value for both parties over the next five to ten years. Concurrent with the settlement, Lyondell made a $5 million indemnification payment to Bayer. The settlement, including the indemnification payment, had no net effect on Lyondell’s financial position or results of operations.

Capital Commitments—Lyondell has various commitments related to capital expenditures, all made in the normal course of business. At September 30, 2002, major capital commitments primarily consisted of Lyondell’s 50% share of those related to the construction of a world-scale PO facility, known as PO-11, in The Netherlands. Lyondell’s share of the outstanding commitments, which are funded through contributions and advances to affiliates, totaled $88 million as of September 30, 2002.

Construction Lease—In June 2002, construction was completed on the BDO-2 production facility, and Lyondell leased the facility under an operating lease beginning in July 2002. See Note 10.

Crude Supply Agreement—Under the Crude Supply Agreement (“CSA”), PDVSA Petróleo, S.A. (“PDVSA Oil”) is required to sell, and LCR is required to purchase, 230,000 barrels per day of extra heavy crude oil. This constitutes approximately 86% of LCR’s refinery capacity of 268,000 barrels per day of crude oil. In April 1998, PDVSA Oil informed LCR that the Venezuelan government, through the Ministry of Energy and Mines, had instructed that production of certain grades of crude oil be reduced. PDVSA Oil declared itself in a force majeure situation and subsequently reduced deliveries of crude oil. Such reductions in deliveries were purportedly based on announced OPEC production cuts. LCR began receiving reduced deliveries of crude oil from PDVSA Oil in August 1998.

On several occasions since then, PDVSA Oil further reduced crude oil deliveries, although it made payments under a different provision of the CSA in partial compensation for such further reductions. Subsequently, PDVSA Oil unilaterally began increasing deliveries of crude oil to LCR in April 2000, and ultimately returned to the contract level of 230,000 barrels per day effective October 2000.

During 2001, PDVSA Oil declared itself in a force majeure situation, but did not reduce crude oil deliveries to LCR in 2001. In January 2002, PDVSA Oil again declared itself in a force majeure situation and stated that crude oil deliveries could be reduced by up to 20.3% beginning March 1, 2002. Beginning in March 2002, deliveries of crude oil to LCR were reduced to approximately 198,000 barrels per day, reaching a level of 190,000 barrels per day during the second quarter 2002. Although crude oil deliveries to LCR under the CSA increased to contract levels during the third quarter 2002, PDVSA Oil has not revoked its declared force majeure situation. The recent political uncertainty in Venezuela has not affected crude oil deliveries, the CSA or related matters to date, and the long-term effects of these events, if any, are not yet clear.

LCR has consistently contested the validity of the reductions in deliveries under the CSA. The parties have different interpretations of the provisions of the contracts concerning the delivery of crude oil. The contracts do not contain dispute resolution procedures, and the parties have been unable to resolve their commercial dispute. As a result, on

February 1, 2002, LCR filed a lawsuit against PDVSA Oil and its parent company, Petróleos de Venezuela, S.A. (“PDVSA”), in connection with the January 2002 force majeure declaration, as well as the claimed force majeure from April 1998 to September 2000.

In 1999, PDVSA announced its intention to renegotiate its crude supply agreements with all third parties, including LCR. In light of PDVSA’s announced intent, there can be no assurance that PDVSA Oil will continue to perform its obligations under the CSA. However, it has confirmed that it expects to honor its commitments if a mutually acceptable restructuring of the CSA is not achieved. From time to time, the Company and PDVSA have had discussions covering both a restructuring of the CSA and a broader restructuring of the LCR partnership. Lyondell is unable to predict whether changes in either arrangement will occur. The breach or termination of the CSA, or reduction in supply thereunder, would require LCR to purchase all or a portion of its crude oil feedstocks in the merchant market, could subject LCR to significant volatility and price fluctuations and could adversely affect LCR and, therefore, Lyondell.

Cross Indemnity Agreement—In connection with the transfer of assets and liabilities from Atlantic Richfield Company (“ARCO”), now wholly owned by BP p.l.c., Lyondell agreed to assume certain liabilities arising out of the operation of Lyondell’s integrated petrochemicals and refining business prior to July 1, 1988. In connection with the transfer of such liabilities, Lyondell and ARCO entered into an agreement, updated in 1997 (“Revised Cross-Indemnity Agreement”), whereby Lyondell agreed to defend and indemnify ARCO against certain uninsured claims and liabilities which ARCO may incur relating to the operation of Lyondell prior to July 1, 1988, including certain liabilities which may arise out of pending and future lawsuits. For current and future cases related to Lyondell’s products and operations, ARCO and Lyondell bear a proportionate share of judgment and settlement costs according to a formula that allocates responsibility based upon years of ownership during the relevant time period. Under the Revised Cross-Indemnity Agreement, Lyondell will assume responsibility for its proportionate share of future costs for waste site matters not covered by ARCO insurance.

In connection with the acquisition of ARCO Chemical Company (“ARCO Chemical”), Lyondell succeeded, indirectly, to a cross indemnity agreement with ARCO whereby ARCO Chemical indemnified ARCO against certain claims or liabilities that ARCO may incur relating to ARCO’s former ownership and operation of the businesses of ARCO Chemical, including liabilities under laws relating to the protection of the environment and the workplace, and liabilities arising out of certain litigation. As part of the agreement, ARCO indemnified ARCO Chemical with respect to claims or liabilities and other matters of litigation not related to the ARCO Chemical business.

Indemnification Arrangements Relating to Equistar—Lyondell, Millennium Petrochemicals and Occidental and certain of its subsidiaries have each agreed to provide certain indemnifications to Equistar with respect to the petrochemicals and polymers businesses they each contributed. In addition, Equistar has agreed to assume third party claims that are related to certain pre-closing contingent liabilities that are asserted prior to December 1, 2004 as to Lyondell and Millennium Petrochemicals, and May 15, 2005 as to Occidental, to the extent the aggregate thereof does not exceed $7 million for each entity, subject to certain terms of the respective asset contribution agreements. As of September 30, 2002, Equistar had incurred nearly $7 million with respect to the indemnification basket for the business contributed by Lyondell. The indemnification arrangements were not materially affected by Lyondell’s acquisition of Occidental’s interest in Equistar. See Note 5.

Environmental Remediation—As of September 30, 2002, Lyondell’s environmental liability for future remediation costs at its plant sites and a limited number of Superfund sites totaled $21 million. The liabilities range from less than $1 million to $6 million per site and are expected to be incurred over the next two to seven years. In the opinion of management, there is currently no material estimable range of loss in excess of the amount recorded for these sites. However, it is possible that new information about the sites for which the accrual has been established, new technology or future developments such as involvement in investigations by regulatory agencies, could require Lyondell to reassess its potential exposure related to environmental matters.

Clean Air Act—The eight-county Houston/Galveston region has been designated a severe non-attainment area for ozone by the U.S. Environmental Protection Agency (“EPA”). Emission reduction controls for nitrogen oxides (“NOx”) must be installed at LCR’s refinery and each of Lyondell’s two facilities and Equistar’s six facilities in the Houston/Galveston region during the next several years. Lyondell estimates that aggregate related capital expenditures could total between $400 million and $500 million for Lyondell, Equistar and LCR before the 2007 deadline. Lyondell’s direct share of such expenditures could total between $65 million and $80 million. Lyondell’s current 70.5% proportionate share of Equistar’s expenditures could total between $140 million and $180 million, and Lyondell’s proportionate share of LCR’s expenditures could total between $75 million and $95 million. The timing and amount of these expenditures are subject to regulatory and other uncertainties, as well as obtaining the necessary permits and approvals. In January 2001, Lyondell and an organization composed of industry participants filed a lawsuit to encourage adoption of an alternative plan to achieve the same air quality improvement with less negative economic impact on the region. Adoption of the alternative plan, as sought by the lawsuit, would be expected to reduce the estimated capital investments for NOx reductions required by Lyondell, Equistar and LCR to comply with the standards. Recently proposed revisions by the regulatory agencies would change the required NOx reduction levels from 90% to 80%. However, any potential resulting savings from this proposed revision could be offset by the costs of stricter proposed controls over volatile organic compounds, or VOCs. Lyondell, Equistar and LCR are still assessing the impact of these proposed revisions and there can be no guarantee as to the ultimate capital cost of implementing any final plan developed to ensure ozone attainment by the 2007 deadline.

In the United States, the Clean Air Act Amendments of 1990 set minimum levels for oxygenates, such as methyl tertiary butyl ether (“MTBE”), in gasoline sold in areas not meeting specified air quality standards. The presence of MTBE in some water supplies in California and other states due to gasoline leaking from underground storage tanks and in surface water from recreational water craft has led to public concern about the use of MTBE. Certain federal and state governmental initiatives in the U.S. have sought either to rescind the oxygen requirement for reformulated gasoline or to restrict or ban the use of MTBE. In April 2002, the U.S. Senate passed its version of an omnibus energy bill, which, among other things, would ban the use of MTBE as a fuel oxygenate. The Senate bill is not law and needs to be reconciled with the U.S. House of Representatives’ omnibus energy bill, which was passed in July 2001 and which would not ban the use of MTBE. At this time, the form and timing of that reconciliation, if any, is unknown. Lyondell’s North American MTBE sales represented approximately 27% of its total 2001 revenues. Lyondell does not expect these initiatives to have a significant impact on MTBE margins or volumes in the remainder of 2002. Should it become necessary or desirable to significantly reduce MTBE production, Lyondell would need to make capital expenditures to add the flexibility to produce alternative gasoline blending components at its U.S.-based MTBE plants. The cost of converting its U.S.-based MTBE plant to iso-octane production could be as high as $65 million to $75 million. The profit margins on such alternative gasoline blending components could be lower than those historically realized on MTBE.

The Clean Air Act specified certain emissions standards for vehicles beginning in the 1994 model year and required the EPA to study whether further emissions reductions from vehicles were necessary. In 1998, the EPA concluded that additional controls on gasoline and diesel fuel were necessary to meet these emission standards. New standards for gasoline were finalized in 1999 and will require refiners to produce a low sulfur gasoline by 2004, with final compliance by 2006. A new “on-road” diesel standard was adopted in January 2001 and will require refiners to produce ultra low sulfur diesel by June 2006, with some allowance for a conditional phase-in period that could extend final compliance until 2009. Lyondell estimates that these standards will result in increased capital investment for LCR, totaling between $175 million and $225 million for the new gasoline standards and between $250 million and $300 million for the new diesel standard, between now and the implementation dates. Lyondell’s proportionate share of LCR’s capital expenditures would be between $250 million and $300 million. In addition, these standards could result in higher operating costs for LCR. Equistar’s business may also be impacted if these standards increase the cost for processing fuel components.

General—Lyondell is involved in various lawsuits and proceedings. Subject to the uncertainty inherent in all litigation, management believes the resolution of these proceedings will not have a material adverse effect on the financial position, liquidity or results of operations of Lyondell.

In the opinion of management, any liability arising from the matters discussed in this note is not expected to have a material adverse effect on the financial position or liquidity of Lyondell. However, the adverse resolution in any reporting period of one or more of the matters discussed in this note could have a material impact on Lyondell’s results of operations for that period without giving effect to contribution or indemnification obligations of co-defendants or others, or to the effect of any insurance coverage that may be available to offset the effects of any such award.

12.    Stockholders’ Equity

In early July 2002, Lyondell issued 8.28 million shares of common stock, receiving net proceeds of $110 million that will be used for working capital and general corporate purposes. As a result of debt amendments (see Note 9) certain covenants restricting dividends were revised to allow an annual cash dividend of up to $0.90 per share on all current common shares outstanding and any additional common shares that may be issued from time to time in the future.

On August 22, 2002, Lyondell completed certain transactions with Occidental. See Note 5. As a result of these transactions, Occidental received an equity interest in Lyondell, including:

•
34 million shares of newly issued Lyondell Series B common stock. These shares have the same rights as Lyondell’s original common stock with the exception of the dividend. The Series B common stock pays a dividend at the same rate as the original common stock but, at Lyondell’s option, the dividend may be paid in additional shares of Series B common stock or in cash. These new Series B shares also include provisions for conversion to original common stock two years after issuance or earlier in certain circumstances;

•	five-year warrants to acquire five million shares of Lyondell original common stock at $25 per share, subject to adjustment upon the occurrence of certain events; and

•
a right to receive contingent payments equivalent in value to 7.38% of Equistar’s cash distributions related to 2002 and 2003, up to a total of $35 million, payable in cash, Series B common stock or original common stock, as determined by Lyondell.

The $439 million recognized fair value of the 34.0 million shares of Series B common stock issued was determined based on an average of the high and low per-share stock prices for original common stock for 10 consecutive business days, beginning 4 business days prior to and ending 5 business days after August 8, 2002, the first date that the number of shares of Series B common stock to be issued became fixed without subsequent revision. The warrants were valued at $1.60 per share, based upon a value estimated using the Black-Sholes option pricing model. The right to receive contingent payments was valued at $3 million, based on the estimated amount and likelihood of payment in light of Lyondell’s expectations for Equistar’s business results for 2002 and 2003. The total value of the Series B common stock, the warrants and the right as well as $2 million of transaction expenses was $452 million.

As a result of these transactions, Occidental has an approximate 21% equity interest in Lyondell.

13.    Earnings Per Share

Basic earnings per share for the periods presented are computed based upon the weighted average number of shares of original common stock and Series B common stock outstanding during the periods. Diluted earnings per share include the effect of outstanding warrants (see Note 12) and stock options issued under the 1999 Long-Term Incentive Plan and the Executive Long-Term Incentive Plan. These warrants and stock options were antidilutive for all periods presented.

Income (loss) per share data is as follows:

	For the three months ended September 30,		For the nine months ended September 30,
Basic and Diluted EPS	2002	2001	2002	2001
Weighted average shares, in thousands	140,258	117,563	125,212	117,563
Income (loss) before extraordinary item per share	$.04	$(.57)	$(.38)	$(.82)
Net loss per share	$(.02)	$(.57)	$(.44)	$(.82)

See Note 12 for discussion of common stock and warrants issued during the third quarter 2002.

14.    Supplemental Cash Flow Information

As described in Notes 5 and 12, during August 2002, Lyondell issued certain equity securities and a right to Occidental, and received Occidental’s 29.5% interest in Equistar. The transactions included concurrent payments between the parties of agreed amounts of approximately $440 million. The agreed amounts exchanged are included in cash used for investing activities and cash from financing activities. The securities issued, and the additional investment in Equistar, have been recorded at the estimated fair value of the consideration issued totaling $452 million (see Note 12) plus the recognition of $340 million of deferred tax liabilities, for a total additional investment in Equistar of $792 million.

15.    Comprehensive Income (Loss)

The components of comprehensive income (loss) were as follows:

	For the three months ended September 30,		For the nine months ended September 30,
Millions of dollars	2002	2001	2002	2001
Net loss	$(2)	$(67)	$(55)	$(97)

Other comprehensive income (loss):
Foreign currency translation	(5)	79	118	(19)
Derivative instruments	—	9	1	5
Minimum pension liability	—	—	4	—

Total other comprehensive income (loss)	(5)	88	123	(14)

Comprehensive income (loss)	$(7)	$21	$68	$(111)

16.    Segment and Related Information

Lyondell operates in four reportable segments:

•
Intermediate chemicals and derivatives (“IC&D”), which include propylene oxide, propylene glycol, propylene glycol ethers, butanediol, toluene diisocyanate, styrene monomer, and tertiary butyl alcohol and its derivative, MTBE;

•	Petrochemicals, which include ethylene, propylene, butadiene, oxygenated products and aromatics;

•	Polymers, which primarily include polyethylene, and polypropylene; and

•	Refining of crude oil.

Lyondell’s entire $1.1 billion balance of goodwill is allocated to the IC&D segment. Summarized financial information concerning reportable segments is shown in the following table:

Millions of dollars	IC&D	Petrochemicals	Polymers	Refining	Other	Total
For the three months ended September 30, 2002:
Sales and other operating revenues	$855	$—	$—	$—	$—	$855
Operating income	59	—	—	—	—	59
Interest expense	—	—	—	—	(98)	(98)
Interest income	—	—	—	—	3	3
Other expense, net	—	—	—	—	(5)	(5)
Income (loss) from equity investments	—	46	5	32	(39)	44
Income before income taxes and extraordinary items						3

For the three months ended September 30, 2001:
Sales and other operating revenues	$742	$—	$—	$—	$—	$742
Operating loss	(26)	—	—	—	—	(26)
Interest expense	—	—	—	—	(95)	(95)
Interest income	—	—	—	—	4	4
Other expense, net	—	—	—	—	(4)	(4)
Income (loss) from equity investments	(1)	12	(11)	48	(31)	17
Loss before income taxes						(104)

For the nine months ended September 30, 2002:
Sales and other operating revenues	$2,372	$—	$—	$—	$—	$2,372
Operating income	162	—	—	—	—	162
Interest expense	—	—	—	—	(285)	(285)
Interest income	—	—	—	—	8	8
Other expense, net	—	—	—	—	(8)	(8)
Income (loss) from equity investments	—	68	(13)	98	(98)	55
Loss before income taxes and extraordinary items						(68)

For the nine months ended September 30, 2001:
Sales and other operating revenues	$2,484	$—	$—	$—	$—	$2,484
Operating income	71	—	—	—	—	71
Interest expense	—	—	—	—	(292)	(292)
Interest income	—	—	—	—	15	15
Other expense, net	—	—	—	—	(2)	(2)
Income (loss) from equity investments	—	92	(57)	116	(90)	61
Loss before income taxes						(147)

The following table presents the details of “Income (loss) from equity investments” as presented above in the “Other” column for the periods indicated:

	For the three months ended September 30,		For the nine months ended September 30,
Millions of dollars	2002	2001	2002	2001
Equistar items not allocated to segments:
Principally general and administrative expenses and interest expense, net	$(41)	$(25)	$(94)	$(74)
Facility closing costs	—	—	—	(9)
Other	2	(6)	(4)	(7)

Income (loss) from equity investments	$(39)	$(31)	$(98)	$(90)

Through April 30, 2002, the methanol operations of Lyondell Methanol Company, L.P. (“LMC”) were included in the “Other” column. Effective May 1, 2002, LMC became a wholly owned subsidiary of Lyondell and the methanol results are included in the IC&D segment from that date. The effects of consolidating the LMC operations, which previously had been accounted for using the equity method, and of including the methanol operations in the IC&D segment were not material.

17.    Deferred Tax Assets

The deferred tax assets classified as current assets decreased by $242 million from December 31, 2001. The reduction primarily represented a change in the timing of anticipated realization of the tax benefits of domestic net operating loss carryforwards. These benefits, which are expected to be realized within the next few years, have been reclassified from current assets to net long-term liabilities on the consolidated balance sheet. There was no change in management’s expectation that these deferred tax assets will be fully realized.

18.    Supplemental Guarantor Information

ARCO Chemical Technology Inc. (“ACTI”), ARCO Chemical Technology L.P. (“ACTLP”) and Lyondell Chemical Nederland, Ltd. (“LCNL”) are guarantors, jointly and severally, (collectively “Guarantors”) of the $278 million senior secured notes issued in July 2002 (see Note 9) the $393 million senior secured notes, the $500 million senior subordinated notes and the $1.9 billion senior secured notes. LCNL, a Delaware corporation, is a wholly owned subsidiary of Lyondell that owns a Dutch subsidiary that operates a chemical production facility near Rotterdam, The Netherlands. ACTI is a Delaware corporation, which holds the investment in ACTLP. ACTLP is a Delaware limited partnership, which holds and licenses technology to other Lyondell affiliates and to third parties. Separate financial statements of the Guarantors are not considered to be material to the holders of the senior secured notes and senior subordinated notes. The following condensed consolidating financial information present supplemental information for the Guarantors as of September 30, 2002 and December 31, 2001 and for the three-month and nine-month periods ended September 30, 2002 and 2001.

CONDENSED CONSOLIDATING FINANCIAL INFORMATION (UNAUDITED)

BALANCE SHEET
As of September 30, 2002

Millions of dollars	Lyondell	Guarantors	Non-Guarantors	Eliminations	Consolidated Lyondell
Total current assets	$777	$172	$313	$—	$1,262
Property, plant and equipment, net	888	555	904	—	2,347
Investments and long-term receivables	8,334	480	2,272	(8,687)	2,399
Goodwill, net	453	418	248	—	1,119
Other assets	333	86	11	—	430

Total assets	$10,785	$1,711	$3,748	$(8,687)	$7,557

Current maturities of long-term debt	$4	$—	$—	$—	$4
Other current liabilities	452	113	125	—	690
Long-term debt	3,906	—	2	—	3,908
Other liabilities	519	45	19	—	583
Deferred income taxes	698	146	70	—	914
Intercompany liabilities (assets)	3,910	(1,168)	(2,739)	(3)	—
Minority interest	—	—	162	—	162
Stockholders’ equity	1,296	2,575	6,109	(8,684)	1,296

Total liabilities and stockholders’ equity	$10,785	$1,711	$3,748	$(8,687)	$7,557

BALANCE SHEET
As of December 31, 2001

Millions of dollars	Lyondell	Guarantors	Non-Guarantors	Eliminations	Consolidated Lyondell
Total current assets	$781	$132	$294	$—	$1,207
Property, plant and equipment, net	915	516	862	—	2,293
Investments and long-term receivables	7,007	461	1,537	(7,386)	1,619
Goodwill, net	453	389	260	—	1,102
Other assets	344	88	50	—	482

Total assets	$9,500	$1,586	$3,003	$(7,386)	$6,703

Current maturities of long-term debt	$7	$—	$—	$—	$7
Other current liabilities	391	73	88	—	552
Long-term debt	3,844	—	2	—	3,846
Other liabilities	515	55	13	—	583
Deferred income taxes	611	133	46	—	790
Intercompany liabilities (assets)	3,383	(1,101)	(2,282)	—	—
Minority interest	—	—	176	—	176
Stockholders’ equity	749	2,426	4,960	(7,386)	749

Total liabilities and stockholders’ equity	$9,500	$1,586	$3,003	$(7,386)	$6,703

CONDENSED CONSOLIDATING FINANCIAL INFORMATION (UNAUDITED)—(Continued)

STATEMENTS OF INCOME
For the Three Months Ended September 30, 2002

Millions of dollars	Lyondell	Guarantors	Non-Guarantors	Eliminations	Consolidated Lyondell
Sales and other operating revenues	$559	$208	$510	$(422)	$855
Cost of sales	578	187	406	(422)	749
Selling, general and administrative expenses	22	5	13	—	40
Research and development expense	7	—	—	—	7

Operating income (loss)	(48)	16	91	—	59
Interest income (expense), net	(100)	4	1	—	(95)
Other income (expense), net	(13)	(1)	9	—	(5)
Income (loss) from equity investments	132	(1)	45	(132)	44
Intercompany income (expense)	(39)	13	26	—	—
Provision for (benefit from) income taxes	(24)	13	58	(49)	(2)

Income (loss) before extraordinary item	(44)	18	114	(83)	5
Extraordinary item, net of taxes	(7)	—	—	—	(7)

Net income (loss)	$(51)	$18	$114	$(83)	$(2)

STATEMENTS OF INCOME
For the Three Months Ended September 30, 2001

Millions of dollars	Lyondell	Guarantors	Non-Guarantors	Eliminations	Consolidated Lyondell
Sales and other operating revenues	$480	$196	$385	$(319)	$742
Cost of sales	504	133	322	(319)	640
Selling, general and administrative expenses	20	2	12	—	34
Research and development expense	7	—	1	—	8
Amortization of goodwill	3	4	1	—	8
Restructuring charges	78	—	—	—	78

Operating income (loss)	(132)	57	49	—	(26)
Interest income (expense), net	(95)	1	3	—	(91)
Other income (expense), net	(64)	17	43	—	(4)
Income (loss) from equity investments	147	(1)	18	(147)	17
Intercompany income (expense)	(50)	18	33	(1)	—
Provision for (benefit from) income taxes	(69)	33	58	(59)	(37)

Net income (loss)	$(125)	$59	$88	$(89)	$(67)

CONDENSED CONSOLIDATING FINANCIAL INFORMATION (UNAUDITED)—(Continued)

STATEMENTS OF INCOME
For the Nine Months Ended September 30, 2002

Millions of dollars	Lyondell	Guarantors	Non-Guarantors	Eliminations	Consolidated Lyondell
Sales and other operating revenues	$1,612	$583	$1,323	$(1,146)	$2,372
Cost of sales	1,637	523	1,048	(1,146)	2,062
Selling, general and administrative expenses	77	13	36	—	126
Research and development expense	22	—	—	—	22

Operating income (loss)	(124)	47	239	—	162
Interest income (expense), net	(289)	8	4	—	(277)
Other income (expense), net	(41)	18	15	—	(8)
Income (loss) from equity investments	350	(1)	56	(350)	55
Intercompany income (expense)	(68)	33	75	(40)	—
Provision for (benefit from) income taxes	(50)	31	113	(114)	(20)

Income (loss) before extraordinary item	(122)	74	276	(276)	(48)
Extraordinary item, net of taxes	(7)	—	—	—	(7)

Net income (loss)	$(129)	$74	$276	$(276)	$(55)

STATEMENTS OF INCOME
For the Nine Months Ended September 30, 2001

Millions of dollars	Lyondell	Guarantors	Non-Guarantors	Eliminations	Consolidated Lyondell
Sales and other operating revenues	$1,692	$633	$1,226	$(1,067)	$2,484
Cost of sales	1,691	423	1,124	(1,067)	2,171
Selling, general and administrative expenses	71	9	37	—	117
Research and development expense	23	—	1	—	24
Amortization of goodwill	9	9	5	—	23
Restructuring charges	78	—	—	—	78

Operating income (loss)	(180)	192	59	—	71
Interest income (expense), net	(289)	2	10	—	(277)
Other income (expense), net	(104)	(88)	190	—	(2)
Income (loss) from equity investments	389	(1)	62	(389)	61
Intercompany income (expense)	(123)	62	102	(41)	—
Provision for (benefit from) income taxes	(104)	57	144	(147)	(50)

Net income (loss)	$(203)	$110	$279	$(283)	$(97)

CONDENSED CONSOLIDATING FINANCIAL INFORMATION (UNAUDITED)—(Continued)

STATEMENTS OF CASH FLOWS
For the Nine Months Ended September 30, 2002

Millions of dollars	Lyondell	Guarantors	Non-Guarantors	Eliminations	Consolidated Lyondell
Net income (loss)	$(129)	$74	$276	$(276)	$(55)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	94	30	65	—	189
Extraordinary item	7	—	—	—	7
Net changes in working capital and other	290	(47)	(276)	236	203

Net cash provided by operating activities	262	57	65	(40)	344

Purchase of equity investment in Equistar	(440)	—	—	—	(440)
Contributions and advances to affiliates	—	(38)	(47)	—	(85)
Expenditures for property, plant and equipment	(12)	(3)	(5)	—	(20)
Distributions from affiliates in excess of earnings	—	—	16	—	16
Other	(3)	—	—	—	(3)

Net cash used in investing activities	(455)	(41)	(36)	—	(532)

Issuance of Series B common stock, warrants, and right	440	—	—	—	440
Issuance of common stock	110	—	—	—	110
Issuance of long-term debt	276	—	—	—	276
Repayment of long-term debt	(217)	—	—	—	(217)
Dividends paid	(81)	(1)	(39)	40	(81)
Other	(25)	—	—	—	(25)

Net cash provided by financing activities	503	(1)	(39)	40	503

Effect of exchange rate changes on cash	—	(6)	8	—	2

Increase (decrease) in cash and cash equivalents	$310	$9	$(2)	$—	$317

CONDENSED CONSOLIDATING FINANCIAL INFORMATION (UNAUDITED)—(Continued)

STATEMENTS OF CASH FLOWS
For the Nine Months Ended September 30, 2001

Millions of dollars	Lyondell	Guarantors	Non-Guarantors	Eliminations	Consolidated Lyondell
Net income (loss)	$(203)	$110	$279	$(283)	$(97)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	102	33	64	—	199
Net changes in working capital and other	255	(70)	(343)	242	84

Net cash provided by operating activities	154	73	—	(41)	186

Expenditures for property, plant and equipment	(15)	(6)	(31)	—	(52)
Contributions and advances to affiliates	—	(71)	(37)	—	(108)
Distributions from affiliates in excess of earnings	—	—	30	—	30

Net cash used in investing activities	(15)	(77)	(38)	—	(130)

Dividends paid	(79)	—	(41)	41	(79)
Repayment of long-term debt	(8)	—	—	—	(8)
Other	(7)	—	—	—	(7)

Net cash used in financing activities	(94)	—	(41)	41	(94)

Effect of exchange rate changes on cash	—	4	(4)	—	—

Increase (decrease) in cash and cash equivalents	$45	$—	$(83)	$—	$(38)